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Memphian

FOOD NEWS

Cxffeeblack wins international award, plans expansion

By Christin Yates, Special to The Daily Memphian
Updated: February 11, 2024 3:56 PM CT | Published: February 11, 2024 4:00 AM CT

To see Memphis, Tennessee, listed alongside hose people was a wild feeling. It's ndescribable to be chosen as the most notable n that list."

xffeeblack was one f only eight global ominees for Notable oaster of the Year as art of the 15th nnual Sprudgie wards and was the nly Tennessee-based ompany in history to e nominated.

"We were looking at the list o the other people we were nominated alongside, and these are people doing amazing work all over the world," Cxffeeblack co-owne Bartholomew Jones said. "To see Memphis, Tennessee, listed alongside those people


Daily Memphian

Memphis coffee company nominated for global roaster award

e movement known as Cxffeeblack launche 2019 by Bartholomew Jones and his wife, nata Henderson; they later opened a brick- d-mortar shop at 761 National St. in the ights neighborhood.

coincide with the Notable Roaster of the Y , Cxffeeblack has launched a WeFunder

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Bartholomew Jones Author now ...
Founder at Cxffeeblack LLC

Wefunder legal disclosure for more info. https://help.wefunder.com/testing-the-waters-legal-disclosure

Testing the waters legal disclosure.
help.wefunder.com

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